Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi to Transfer U.S. Stock Exchange Listing to Nasdaq

PARIS, FRANCE – December 18, 2018 - Sanofi today announced that it will be transferring the listing of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) to The Nasdaq Global Select Market (Nasdaq) effective December 31, 2018, after market close. Sanofi’s ADSs are expected to begin trading as a Nasdaq-listed security at market open on January 2, 2019, and will continue to be listed under the ticker symbol “SNY.” This transition will not impact the company’s primary listing on Euronext (EURONEXT: SAN).

“This partnership with Nasdaq is a natural transition for Sanofi as it provides greater cost-efficiencies as well as access to a broad-based portfolio of investor relations tools to enhance both market insights and our interaction with the financial community,” said Jean-Baptiste Chasseloup de Chatillon, Executive Vice President, Chief Financial Officer, Sanofi. “I want to thank the NYSE which was our listing partner in the U.S. for many years.”

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, expectations for the transfer of our American Depositary Shares (ADS) listing and the stock exchange on which our ADSs will be listed, as well as those risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements